UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

ARGENX SE

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

		As of
		June 30,	December 31,
(in thousands of $)	Note	2023	2022
ASSETS
Non‑current assets
Property, plant and equipment		$14,676	$16,234
Intangible assets		189,857	174,901
Deferred tax asset		138,767	79,222
Other non-current assets	4	39,232	40,894
Research and development incentive receivables		59,976	47,488
Investment in joint venture		12,443	1,323
Prepaid expenses	5	47,327	—
Total non‑current assets		$502,277	$360,064

Current assets
Inventories	6	$201,112	$228,353
Prepaid expenses		138,825	76,022
Trade and other receivables	7	353,232	275,697
Research and development incentive receivables		1,377	1,578
Financial assets	8, 18	886,401	1,391,808
Cash and cash equivalents	9, 18	1,110,567	800,740
Total current assets		$2,691,514	$2,774,197

TOTAL ASSETS		$3,193,791	$3,134,261

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

		As of
		June 30,	December 31,
(in thousands of $)	Note	2023	2022
EQUITY AND LIABILITIES
Equity
Equity attributable to owners of the parent	10
Share capital		$6,698	$6,640
Share premium		4,374,291	4,309,880
Translation Differences		130,042	129,280
Accumulated losses		(2,233,029)	(2,109,791)
Other reserves		580,049	477,691
Total equity		$2,858,051	$2,813,699

Non-current liabilities
Provisions for employee benefits		$1,011	$870
Lease liabilities		8,044	9,009
Deferred tax liabilities		8,894	8,406
Total non-current liabilities		$17,949	$18,285

Current liabilities
Lease liabilities		$3,198	$3,417
Trade and other payables	12	309,985	295,679
Tax liabilities		4,608	3,181
Total current liabilities		$317,791	$302,277

Total liabilities		$335,740	$320,562

TOTAL EQUITY AND LIABILITIES		$3,193,791	$3,134,261

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

ARGENX SE

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS

		Six Months Ended
		June 30,
(in thousands of $ except for shares and EPS)	Note	2023	2022
Product net sales	13,14	$487,335	$95,996
Collaboration revenue		2,355	2,610
Other operating income		21,225	18,057
Total operating income		510,915	116,663

Cost of sales		(42,359)	(6,382)
Research and development expenses	15	(361,364)	(278,887)
Selling, general and administrative expenses	16	(311,149)	(228,664)
Loss from investment in joint venture		(1,880)	—
Total operating expenses		(716,752)	(513,933)

Operating loss		$(205,837)	$(397,270)

Financial income		37,029	5,733
Financial expense		(395)	(2,131)
Exchange gains/(losses)		9,164	(53,382)

Loss for the period before taxes		$(160,039)	$(447,050)
Income tax benefit	17	$36,800	$11,114
Loss for the period		$(123,239)	$(435,936)
Loss for the period attributable to:
Owners of the parent		(123,239)	(435,936)
Weighted average number of shares outstanding		55,690,873	53,449,915
Basic and diluted loss per share (in $)		(2.21)	(8.16)

The notes are an integral part of these unaudited condensed consolidated interim financial statements.

ARGENX SE

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME AND LOSS

		Six Months Ended
		June 30,
(in thousands of $ except for shares)	Note	2023	2022
Loss for the period		$(123,239)	$(435,936)

Items that may be reclassified subsequently to profit or loss, net of tax
Currency translation differences, arisen from translating foreign activities		762	(2,993)
Items that will not be reclassified to profit or loss, net of tax
Fair value gain/(loss) on investments in equity instruments designated as at FVTOCI	18	(1,688)	(16,006)

Other comprehensive loss, net of income tax		$(926)	$(18,999)

Total comprehensive loss attributable to:		$(124,165)	$(454,935)
Owners of the parent		(124,165)	(454,935)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

ARGENX SE

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

		Six Months Ended
		June 30,
(in thousands of $)	Note	2023	2022
Operating loss		$(205,837)	$(397,270)
Adjustments for non-cash items
Amortization of intangible assets		43	389
Depreciation of property, plant and equipment		2,661	2,671
Provisions for employee benefits		138	137
Expense recognized in respect of share-based payments	11	102,083	76,634
Fair value gains on financial assets at fair value through profit or loss		—	(4,256)
Loss from investment in joint venture		1,880	—

		$(99,032)	$(321,695)
Movements in current assets/liabilities
(Increase)/decrease in trade and other receivables		(68,057)	(71,152)
(Increase)/decrease in inventories	6	27,240	(26,636)
(Increase)/decrease in other current assets		(62,500)	(25,119)
Increase/(decrease) in trade and other payables		(616)	(33,251)
Movements in non-current assets/liabilities
(Increase)/decrease in non‑current prepaid expenses		(47,327)	—
(Increase)/decrease in other non‑current assets		(11,603)	(7,244)

Cash flows used in operating activities		$(261,894)	$(485,097)

Interest paid		(78)	(505)
Income taxes paid		(23,465)	(8,911)

Net cash flows used in operating activities		$(285,436)	$(494,513)

Purchase of property, plant and equipment		(479)	(183)
(Increase)/decrease in current financial assets	8	—	(234,244)
Purchase of current financial investments (1)		(267,196)	—
Sale of current financial investments (1)		780,331	—
Interest received		27,361	2,082
Investment in joint venture		(13,000)	—

Net cash flows (used in) / from investing activities		$527,017	$(232,345)

Principal elements of lease payments		(2,182)	(2,224)
Proceeds from issue of new shares, gross amount	10	—	760,954
Issue costs paid		—	(843)
Exchange gain from currency conversion on proceeds from issue of new shares	10	—	410
Payment on employee withholding taxes related to restricted stock unit awards		(604)	—
Proceeds from exercise of stock options	10	65,074	49,979

Net cash flows from financing activities		$62,288	$808,276

Increase/(decrease) in cash and cash equivalents		$303,868	$81,418

Cash and cash equivalents at the beginning of the period		$800,740	$1,334,676
Exchange gains/(losses) on cash & cash equivalents		$5,960	$(48,806)
Cash and cash equivalents at the end of the period		$1,110,567	$1,367,288

(1) Due to the change in the maturity of the current financial assets during current year, the presentation has been changed from net basis to gross basis

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

ARGENX SE

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

	Attributable to Owners of the Parent
								Share-based		Total
								payment and		Equity
								income tax		Attributable
								deduction on	Other	to Owners
	Share		Share		Accumulated	Translation		share-based	comprehensive	of the	Total
(in thousands of $)	Capital		Premium		Losses	Difference		payments	income	Parent	Equity
Balance year ended December 31, 2021		$6,233		$3,462,775	$(1,400,197)		$131,684	$373,019	$(39,290)	$2,534,224	$2,534,224

Loss for the period	$		$		$(435,936)	$		$	$	$(435,936)	$(435,936)
Other comprehensive income / (loss)							(2,993)		(16,006)	(18,999)	(18,999)
Total comprehensive income/(loss) for the period		—		—	(435,936)		(2,993)	—	(16,006)	(454,935)	(454,935)
Income tax benefit from excess tax deductions related to share-based payments								3,957		3,957	3,957
Share-based payment								76,935		76,935	76,935
Issue of share capital		294		760,659						760,953	760,953
Transaction costs for equity issue				(781)						(781)	(781)
Exercise of stock options		76		49,842						49,919	49,919

Balance period ended June 30, 2022		$6,603		$4,272,495	$(1,836,133)		$128,691	$453,911	$(55,296)	$2,970,271	$2,970,271

Balance year ended December 31, 2022		$6,640		$4,309,880	$(2,109,791)		$129,280	$535,247	$(57,557)	$2,813,699	$2,813,699

Total loss of the period	$		$		$(123,239)	$		$	$	$(123,239)	$(123,239)
Other comprehensive income / (loss)							762		(1,688)	(926)	(926)
Total comprehensive income/(loss) for the period		—		—	(123,239)		762	—	(1,688)	(124,165)	(124,165)
Income tax benefit from excess tax deductions related to share-based payments								1,396		1,396	1,396
Share-based payment								102,651		102,651	102,651
Exercise of stock options		58		65,016						65,074	65,074
Ordinary shares withheld for payment of employees' withholding tax liability				(604)						(604)	(604)

Balance period ended June 30, 2023		$6,698		$4,374,291	$(2,233,029)		$130,042	$639,294	$(59,245)	$2,858,051	$2,858,051

Please refer to note 10 for more information on the share capital.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

ARGENX SE

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. General information about the Company

argenx SE is a Dutch European public company with limited liability incorporated under the laws of the Netherlands. The Company (COC 24435214) has its official seat in Rotterdam, the Netherlands, and its registered office is at Laarderhoogteweg 25, 1101 EB Amsterdam, the Netherlands.

argenx SE is a publicly traded company with ordinary shares listed on Euronext Brussels under the symbol “ARGX” since July 2014 and with American Depositary Shares listed on Nasdaq under the symbol “ARGX” since May 2017.

2. Basis of preparation

The unaudited condensed consolidated interim financial statements for the six months ended June 30, 2023 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the IASB and as adopted by the European Union. The unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2022.

All amounts herein are presented in thousands of $, unless otherwise indicated, rounded to the nearest $ ‘000.

The unaudited condensed consolidated financial statements have been approved for issue by the Company’s Board of Directors (the “Board”) on July 25, 2023.

3. Significant accounting policies

There were no significant changes in accounting policies, critical accounting judgements and key sources of estimation uncertainty applied by us in these unaudited condensed consolidated interim financial statements compared to those used in the annual consolidated financial statements as of December 31, 2022.

4. Other non-current assets

	As of
	June 30,	December 31,
(in thousands of $)	2023	2022
Non-current restricted cash	$1,762	$1,736
Non-current financial assets held at fair value through profit or loss	21,715	21,715
Non-current financial assets held at fair value through OCI	15,756	17,443
Total other non-current assets	$39,232	$40,894

Please also refer to note 18 for more information on the financial instruments.

5. Non-current prepaid expense

Non-current prepaid expense is related to prepaid inventory. Please also refer to note 6 for more information on inventory.

6. Inventories

	As of
	June 30,	December 31,
(in thousands of $)	2023	2022
Raw materials and consumables	$113,128	$126,046
Inventories in process	58,806	65,016
Finished goods	29,178	37,291
Total inventories	$201,112	$228,353

The cost of inventories, which is recognized as an expense and included in the “cost of sales” on the unaudited condensed consolidated statements of profit or loss, amounted to $42.4 million for the six months ended June 30, 2023 (compared to $6.4 million for the six months ended June 30, 2022).

As a result of the detection of a latent defect in the second quarter of 2023 in drug substance batches produced in 2022 at one of the facilities awaiting approval, the Company has decreased inventory with an amount of $47.3 million. The discovered latent defect comprises an error in the concentration of an excipient in the final formulation, which disqualifies the material for commercial use and causes the Company to write-down its value. The Company has obtained the commitment from the supplier to replace the drug substance from these batches in the coming years, which is reflected in the recognition of a non-current prepaid expense amounting to $47.3 million.

Included in inventory are products which could be used either for commercial activities, or for in-house preclinical and clinical programs, non-reimbursed pre-approval programs and clinical programs carried out by Zai Lab.

7. Trade and other receivables

Trade and other receivables are composed of receivables which are detailed below:

	As of
	June 30,	December 31,
(in thousands of $)	2023	2022
Trade receivables	304,229	241,228
Other receivables	29,557	12,918
Interest receivable	19,446	21,551
Total trade and other receivables	$353,232	$275,697

The carrying amounts of trade and other receivables approximate their respective fair values. On June 30, 2023 and December 31, 2022, the Company did not have any provision for expected credit losses.

8. Current financial assets

These current financial assets relate to term accounts with an initial maturity longer than 3 months but less than 12 months and money market funds which do not qualify as cash equivalents.

	As of
	June 30,	December 31,
(in thousands of $)	2023	2022
Money market funds	$113,215	$46,162
Term accounts	773,186	1,345,646
Total Current Financial Assets	$886,401	$1,391,808

Please also refer to note 18 for more information on the financial instruments.

9. Cash and cash equivalents

	As of
	June 30,	December 31,
(in thousands of $)	2023	2022
Money market funds	$845,573	$669,147
Term accounts	210,000	54,116
Cash and bank balances	54,994	77,477
Total cash and cash equivalents	$1,110,567	$800,740

On June 30, 2023, cash and cash equivalents amounted to $1,110.6 million, compared to $800.7 million on December 31, 2022 and included money market funds that are readily convertible to cash and subject to an insignificant risk of changes in value, term accounts with an initial maturity not exceeding 3 months and cash and bank balances held at various financial institutions.

Please also refer to note 18 for more information on the financial instruments.

10. Shareholders’ capital

On June 30, 2023, the Company’s share capital was represented by 55,955,544 shares. All shares were issued, fully paid up and of the same class. The table below summarizes our capital increases, as a result of the exercise of stock options and vesting of RSUs under the argenx Employee Stock Option Plan, for the period ended June 30, 2023.

Number of shares outstanding on December 31, 2022	55,395,856
Exercise of stock options	533,478
Vesting of RSUs	26,210
Number of shares outstanding on June 30, 2023	55,955,544

11. Share based payments

The Company has an equity incentive plan for the employees, key consultants, board members, senior managers and key outside advisors (“key persons”) of the Company and its subsidiaries. In accordance with the term of the plan, as approved by shareholders, employees may be granted stock options and/or restricted stock units.

11.1 Stock options

On April 3, 2023, the Company granted a total of 61,056 stock options to certain of its employees and consultants. Below is an overview of the parameters used in relation to the new grant during 2023:

Stock options granted in	Apr-23
Number of options granted		61,056
Fair value of options (in USD) (*)		$158.21 - 196.18
Share price (in USD) (*)		$361.64 - 401.21
Exercise price (in USD) (*)		$370.34
Expected volatility	%	41.00 - 42.18
Expected option life (in years)		4.0 - 6.5
Risk‑free interest rate	%	2.96 - 3.14
Expected dividends		—
(*) amounts have been converted to US dollar at the closing rate of grant date

The stock options are granted to key persons of the Company and its subsidiaries. The stock options may be granted to purchase ordinary shares at an exercise price. The stock options have been granted free of charge. Each employee’s stock option converts into one ordinary share of the Company upon exercise. The stock options carry neither rights to dividends nor voting rights. Stock options may be exercised at any time from the date of vesting to the date of their expiry. The stock options granted vest, in principle, as follows:

●	1/3rd of the total stock options granted on the first anniversary of the granting of the stock options; and
●	1/36th of the total grant on the first day of each month following the first anniversary of the date of grant of the stock options.

Upon leave of the employee, consultant or director, stock options must be exercised before the later of (i) 90 days after the last working day at argenx, or (ii) March 31 of the 4th year following the date of grant of those stock options, and in any case no later than the expiration date of the option.

The total share-based payment expense related to stock options recognized in the unaudited condensed consolidated statement of income or loss totaled $72.0 million for the six months ended June 30, 2023 compared to $60.4 million for the six months ended June 30, 2022.

11.2 Restricted Stock Units (RSUs)

The RSUs are granted to key persons of the Company and its subsidiaries. The RSUs have been granted free of charge. Each employee’s RSUs converts into one ordinary share of the Company upon vesting. The RSUs carry neither rights to dividends nor voting rights. RSUs once converted into ordinary shares, may be sold at any time from the date of vesting, have no expiry date and may be held by the participant without limitation. The fair value of RSUs is based on the closing sale price of our common stock on the day prior to the date of issuance. RSUs vest over a period of 4 years with 1/4th of the total grant vesting at each anniversary of the date of grant.

The total share-based payment expense related to RSUs recognized in the unaudited condensed consolidated interim statements of profit or loss totaled $30.1 million for the six months ended June 30, 2023 compared to $16.2 million for six months ended June 30, 2022.

12. Trade and other payables

	As of
	June 30,	December 31,
(in thousands of $)	2023	2022
Trade payables	$195,268	$188,721
Short term employee benefits	70,217	84,337
Gross-to-net accruals	39,153	19,478
Other	5,347	3,142
Total trade and other payables	$309,985	$295,679

The carrying amounts of trade and other payables approximate their respective fair values.

Trade payables correspond primarily to clinical and manufacturing activities and include accrued expenses related to these activities.

Short term employee benefits include payables and accruals for salaries and bonuses to be paid to the employees of the Company.

The movement in gross-to-net accruals as of June 30, 2023 and as of June 30, 2022 was as follows:

		Distribution
	Rebates and	fees, product
	charge backs	returns and	Total
(in thousands of $)		other
Balance at January 01, 2022	$—	$—	$—
Current estimate related to the sales made in current year	10,078	3,270	13,348
(Credits or payments related to sales made during the year)	(5,592)	(2,312)	(7,904)
Balance at June 30, 2022	$4,485	$958	$5,443

Balance at January 01, 2023	$15,399	$4,079	$19,478
Current estimate related to the sales made in current year	56,801	11,339	68,140
Adjustments for prior year sales	632	(883)	(251)
(Credits or payments related to sales made during the year)	(29,711)	(7,474)	(37,185)
(Credits or payments related to sales made during the prior year)	(8,260)	(2,769)	(11,029)
Balance at June 30, 2023	$34,861	$4,292	$39,153

13. Product net sales

For the six months ended June 30, 2023, the product gross sales was fully related to sales of VYVGART and amounts to $555.7 million and the gross to net adjustment for six months ended June 30, 2023 was $68.4 million, resulting in $487.3 million of product net sales for six months ended June 30, 2023.

For the six months ended June 30, 2022, the product gross sales was fully related to sales of VYVGART and amounts to $109.4 million and the gross to net adjustment for six months ended June 30, 2022 was $13.4 million, resulting in $96.0 million of product net sales for six months ended June 30, 2022.

Refer to note 14 for the breakdown of product net sales by regions for six month ended June 30, 2023.

14. Segment reporting

The following table summarizes our product net sales by territory of sales based on the country of the entity that recognizes product net sales:

	Six Months Ended
	June 30,
(in thousands of $)	2023		2022
Product net sales	$		$
United States		440,853		94,349
Japan		23,645		1,514
EMEA		22,836		133
Total		$487,335		$95,996

We sell our products through a limited number of distributors and wholesalers. Four U.S. customers represent approximately 88% of our product net sales in the U.S. during six months ended June 30, 2023 (compared to 92% for the same period in 2022).

The non-current assets of the Company, with the exception of the deferred tax assets, are geographically located as shown in the table below:

	As of
	June 30,	December 31,
(in thousands of $)	2023	2022
Belgium	$359,122	$275,620
United States	1,893	2,325
Japan	2,332	2,763
Germany	149	130
France	7	4
Italy	7	—
Total	$363,510	$280,841

15. Research and development expenses

	Six Months Ended
	June 30,
(in thousands of $)	2023	2022
Personnel expense	$99,482	$79,497
External research and development expenses	233,868	185,453
Materials and consumables	2,044	1,407
Depreciation and amortization	3,498	1,842
Other expenses	22,472	10,688
Total research and development expenses	$361,364	$278,887

16.	Selling, general and administrative expenses

	Six Months Ended
	June 30,
(in thousands of $)	2023	2022
Personnel expense	$134,862	$115,397
Professional and marketing fees	133,232	78,018
Supervisory board	3,978	4,107
Depreciation and amortization	1,083	1,217
IT expenses	5,496	8,075
Other expenses	32,499	21,849
Total selling, general and administrative expenses	$311,149	$228,664

17. Income tax benefit

The Company recorded an income tax benefit of $36.8 million (compared to $11.1 million for the same period in 2022) in relation to a pretax loss of $160.0 million for the six months ended June 30, 2023 (compared to $447.1 million for the same period in 2022). The effective tax rate for the six months ended June 30, 2023 and June 30, 2022 was primarily impacted by the following items: (i) the mix of income generated among the jurisdictions in which the Company operates, (ii) certain deferred tax assets not recognized due to the history of losses and forecasted losses, and (iii) a $44.1 million deferred tax impact of intra-group inventory transfers (compared to $13.2 million for the same period in 2022).

1.

18. Financial instruments and financial risk management

The Company carried the following assets at fair value on June 30, 2023 and December 31, 2022, respectively:

	At June 30, 2023
(in thousands of $)	Level 1	Level 2	Level 3
Non-current financial assets	$15,756	$—	$21,715
Current financial assets	113,215	—	—
Cash equivalents	845,573	—	—
Assets carried at fair value	$974,543	$—	$21,715

	At December 31, 2022
(in thousands of $)	Level 1	Level 2	Level 3
Non-current financial assets	$17,443	$—	$21,715
Current financial assets	46,162	—	—
Cash equivalents	669,147	—	—
Assets carried at fair value	$732,752	$—	$21,715

Non-current financial assets – Level 3

In March 2019, the Company entered into a license agreement with AgomAb Therapeutics NV for the use of HGF-mimetic SIMPLE Antibodies™, developed under the Company’s Immunology Innovative Program. In exchange for granting this license, the Company received a profit share in AgomAb Therapeutics NV.

In March 2021, AgomAb Therapeutics NV secured $74 million in Series B financing by issuing 286,705 of Preferred B Shares. The Company used the post-money valuation of Series B financing round and the number of outstanding shares in determining the fair value of the profit-sharing instrument, which results in a change in fair value of $11.2 million non-current assets being recorded through profit or loss. Since AgomAb Therapeutics NV is a private company, the valuation of the profit share is based on level 3 assumptions.

In June 2022, AgomAb Therapeutics NV secured €38.4 million as a result of the extension of Series B. The Company used the post-money valuation of this Series B financing round and the number of outstanding shares in determining the fair value of the profit-sharing instrument, which results in a change in fair value of non-current financial assets of $4.3 million recorded through profit or loss for the year ended December 31, 2022.

Non-current financial assets – Level 1

As part of the license agreement for the development and commercialization for efgartigimod in Greater China, the Company obtained, amongst others, 568,182 newly issued Zai Lab shares calculated at a price of $132 per share. The fair value of the equity instrument at period-end is determined by reference to the closing price of such securities at each reporting date (classified as level 1 in the fair value hierarchy), resulting in a change in fair value. The Company made the irrevocable election to recognize subsequent changes in fair value through OCI.

19. Related party transaction

The Company has a joint venture agreement with the University of Colorado Anschutz Medical Campus and UCHealth resulting in a separate legal entity, OncoVerity, Inc. During the first six months of 2023, the Company contributed $13 million towards the joint venture to fund its operations.

20. Contractual obligations and commitments

The Company’s manufacturing commitments with Lonza, its drug substance manufacturing contractor, relate to the ongoing execution of the biologic license application (BLA) services for efgartigimod and its manufacturing activities related to the commercialization or potential future commercialization. In December 2018, the Company signed its first commercial supply agreement with Lonza related to the reservation of commercial drug substance supply capacity for efgartigimod. In the aggregate, as of June 30, 2023, the Company has outstanding commitments for efgartigimod under the first commercial supply agreement of $379.2 million.

During 2022, the Company signed an agreement with Fujifilm, for activities relating to the large-scale manufacturing of efgartigimod drug substance. In the aggregate, as of June 30, 2023, the Company has outstanding commitments for efgartigimod under the commercial supply agreement of $2.3 million.

21. Events after the balance sheet date

On July 17, 2023, the Company offered 2,244,899 of its ordinary shares through a global offering which consisted of 1,580,981 ADSs in the U.S. at a price of $490.0 per ADS, before underwriting discounts and commissions and offering expenses; and 663,918 ordinary shares in the European Economic Area at a price of €436.37 per share, before underwriting discounts and commissions and offering expenses. On July 19, 2023, the underwriters of the offering exercised their over-allotment option to purchase 336,734 additional ADSs in full. As a result, the Company received $1.27 billion in gross proceeds from this offering.

The Company generated its first commercial sale of Vyvgart Hytrulo in the United States during July 2023, which trigged a milestone payment of $18 million by the Company towards Halozyme Inc.

No other events have occurred after the balance sheet date that could have a material impact on the unaudited condensed consolidated financial statements.